

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

March 19, 2010

Mr. Malcolm Myers
Chief Executive Officer
Xyberhome, Inc.
212 Carnegie Center, #206
Princeton, NJ 08540

      Re: Xyberhome, Inc.
              Form 10-K
              Filed December 14, 2009
              File No. 000-52867

Dear Mr. Myers:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year-ended September 30, 2009

Exhibits

1.   Please revise your Form 10-K to include the exhibits required by Item 601 of Regulation S-K. For example, please include your articles of incorporation, bylaws, stock purchase agreement and any amendment to your articles of incorporation.

Form 10-Q for the quarter-ended December 31, 2009

General

2.   We note that your Management's Discussion and Analysis or Plan of Operation section indicates in the Plan of Operations that "we are continuing our efforts to locate a merger candidate for the purpose of a merger …." Your liquidity section states that "Management anticipates seeking out a target company through solicitation … Malcolm Myers is supervising the search for target companies as potential candidates for a business combination. Mr. Myers will pay, at his own expense, any costs he incurs in supervising the search for a target company. Mr. Myers may enter into agreements with other consultants to assist in locating a target company and may share stock received by it or cash resulting from the sale of its securities with such other consultants. Mr. Myers is our sole shareholder. Therefore, he has the ability to control all matters submitted to the shareholder for approval, including, without limitation, the election and removal of directors and the approval of any merger and consolidation or sale of all or substantially all of the assets." Finally we note your statement in your Form 10-K that "All our efforts in 2009 were towards stabilizing and testing our products … we intend to start 2010 with a focus on marketing and public relations. We have a medium and long term road map which incorporates both further development and public awareness through targeted public relations and marketing." Please revise your Form 10-Q clarify whether the company has changed its business plan to seek a merger candidate or if the company is still following the business plan to market its two products "Xyberhome" and "Clustertabs".

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 at with any questions.

Sincerely,

John Reynolds
Assistant Director